Schedule A of the Schedule 13D is hereby amended in its entirety as follows:

Schedule A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management for Europe, Middle East and Africa & Asia Pacific	United States
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Qi Wang	Managing Director –Chief Investment Officer (Portfolio Implementation)	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Marc P. Seidner	Managing Director, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Korinke	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Jason Steiner	Managing Director – Executive Committee, Portfolio Manager	United States
Thibault Christian Stracke	Managing Director – Executive Committee, President and Global Head of Credit Research	United States
Alfred Murata	Managing Director – Executive Committee, Portfolio Manager	United States
Mohit Mittal	Managing Director – Chief Investment Officer (Core Strategies)	United States
Alec Kersman	Managing Director – Executive Committee, Head of Asia Pacific	Argentina
Ben Ferguson	Managing Director – Executive Committee, Co-Head of Japan and Head of Japan Client and Business Development	United States
Kristofer Kraus	Managing Director – Executive Committee, Portfolio Manager	United States